UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

STONERIDGE, INC.

(Exact name of registrant as specified in its charter

Ohio	001-133371	34-1598949
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer Identification No.)
incorporation or organization)

9400 East Market Street, Warren, Ohio	44484
(Address of principal executive offices)	(Zip Code)

George E. Strickler (330) 856-2443

Name and telephone number including area code of person to contact with this report

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Mineral Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Stoneridge, Inc. (the “Company”) evaluated the product lines in its three reportable segments, and in good faith determined that some products it manufactured or contracted to manufacture in 2014 contained tantalum, tin, tungsten and/or gold (collectively “Conflict Minerals”). These Conflict Minerals are necessary to the functionality or production of some Company products.

The Company does not purchase Conflict Minerals directly from smelters or mines. Therefore, the Company conducted a reasonable good faith country of origin inquiry regarding Conflict Minerals included in parts sourced from our suppliers to determine whether these Conflict Minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country or arose from recycled or scrap sources. Following and in conjunction with the source of origin inquiry, the Company also conducted due diligence on the source and chain of custody of Conflict Minerals.

Based upon the results of the due diligence performed for the year ended December 31, 2014, the Company is unable to exclude the presence of Conflict Minerals (as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”)) in certain of its products or to determine the origin of any Conflict Minerals used in some of the Company’s manufactured products.  Accordingly, the Company cannot exclude the possibility that some of its products contain Conflict Minerals which may have originated in the DRC or an adjoining country (as defined in Section 1502 of the Dodd-Frank Act).  As a result, the Company is filing a Conflict Minerals Report (“CMR”) as Exhibit 1.01 to this Form SD.

Conflict Minerals Disclosures

The CMR describes the Company’s country of origin inquiry and due diligence. A copy of the Company’s CMR and Conflict Minerals Policy is publicly available at www.stoneridge.investorpass.com/corporategovernance

Item 1.02    Exhibits

A copy of the Company’s CMR as required by Item 1.01 is provided as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01    Exhibits

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Stoneridge, Inc.

Date: May 29, 2015	/s/ George E. Strickler
George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

Exhibit Index

1.01	Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD